NEWS RELEASE

Attention:	Financial Editors	Stock Symbol:	(PGF.UN) – TSX; (PGH) – NYSE
PENGROWTH ENERGY TRUST ANNOUNCES CASH DISTRIBUTION
FOR OCTOBER 15, 2008
(Calgary, September 19, 2008) /Marketwire/ – Pengrowth Corporation, administrator of Pengrowth Energy Trust, today announced its October 15, 2008 cash distribution will be Cdn $0.225 per trust unit. The distribution is net of amounts withheld to partially finance capital expenditures. The ex-distribution date is September 26, 2008. The distribution will be payable to all Pengrowth unitholders who hold trust units on the record date of September 30, 2008.
The distribution of Cdn $0.225 per trust unit is equivalent to approximately U.S. $0.214 per trust unit using a U.S./Canadian dollar exchange ratio of 0.9503. The actual U.S. dollar equivalent distribution will be based upon the actual U.S./Canadian exchange rate applied on the payment date, net of applicable Canadian withholding taxes. This distribution relates to the production month of August 2008. Cash distributions paid over the past 12 months now total Cdn $2.70 per trust unit or approximately U.S. $2.66 per trust unit.
PENGROWTH CORPORATION
James S. Kinnear
Chairman, President and Chief Executive Officer
For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail:  investorrelations@pengrowth.com
Telephone: (403) 233-0224   Toll Free: 1-888-744-1111   Facsimile: (403) 693-8889
For media inquiries contact:
Telephone:  (403) 266-8355   Facsimile: (403) 781-9683